Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2009	2008	2009	2008
Basic
Earnings:
Net income attributable to common shareholders	$4,237	$5,640	$10,477	$9,963

Shares:
Average common shares outstanding	8,342	8,225	8,324	8,208

Basic earnings per common share	$0.51	$0.69	$1.26	$1.21

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$4,237	$5,640	$10,477	$9,963

Shares:
Average common shares outstanding	8,342	8,225	8,324	8,208
Potentially dilutive common shares outstanding	584	510	528	537
Diluted average common shares outstanding	8,926	8,735	8,852	8,745

Diluted earnings per common share	$0.47	$0.65	$1.18	$1.14

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the quarter ended June 30, 2009 excluded from the denominator 30,600 options and 8,200 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the quarter ended June 30, 2008 excludes from the denominator 128,300 options and 230,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.

The calculation of diluted earnings per share for the six months ended June 30, 2009 excluded from the denominator 53,300 options and 155,300 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the six months ended June 30, 2008 excludes from the denominator 128,300 options and 230,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.